FORM 11-K



              (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)



                  For the fiscal year ended December 31, 1993

                                      OR

           ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)




            For the transition period from                       to
                          Commission File No. 2-70746



                      CENTRAL AND SOUTH WEST CORPORATION
                                  THRIFT PLUS





                           (Full title of the Plan)




                      Central and South West Corporation
               1616 Woodall Rodgers Freeway, Dallas, Texas 75202





 (Name and address of the issuer of the securities held pursuant to the Plan.)










                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Central and South West System
Benefits Advisory  Committee:



We have audited the accompanying statements of net assets available for benefits of the Central and South West Corporation Thrift Plus as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central and South West Corporation Thrift Plus as of December 31, 1993 and 1992, and the changes in its net assets available for benefits for each of the three years ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen & Company


Dallas, Texas,
June 1, 1994






CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
AS OF DECEMBER 31, 1993
(in thousands)


                                Fixed        CSW          Asset         Capital     Growth and
                                Income    Corporation   Allocation   Appreciation     Income        Loan
                                Fund      Stock Fund      Fund           Fund          Fund         Fund      Total

Investments
Contracts with
   insurance companies        $ 34,316     $      -       $      -       $     -     $      -      $     -   $ 34,316
Common stock, 9,755
   shares for 1993 at
   market (cost of $171,734)         -      295,102              -             -            -            -    295,102
Mutual funds and
   other investments           126,783            -          6,952        22,708       18,087            -    174,530
Fixed income temporary
   investments                   2,142        1,284             25            78           47           12      3,588
Loans to participants                -            -              -             -            -       24,342     24,342
                               -------      -------          -----        ------       ------       ------    -------
                               163,241      296,386          6,977        22,786       18,134       24,354    531,878
                               -------      -------          -----        ------       ------       ------    -------
Current Assets
Accounts receivable
   Participants                    452        1,029             45           191          132            -      1,849
   Employer                        202          431             16            64           42            -        755
   Due from other funds              -            -            528            99          398           17      1,042
   Accrued interest                696            -              -             -            -            -        696
                                 -----        -----          -----        ------       ------       ------    -------
                                 1,350        1,460            589           354          572           17      4,342
                                 -----        -----          -----        ------       ------       ------    -------
Total Assets                   164,591      297,846          7,566        23,140       18,706       24,371    536,220
                               -------      -------          -----        ------       ------       ------    -------
Less Liabilities
Distributions payable              487          565             18            14           24            -      1,108
Due to other funds                 442          600              -             -            -            -      1,042
Loans payable                        -            -              -             -           18           18
                               -------      -------          -----        ------       ------       ------    -------
Total Liabilities                  929        1,165             18            14           24           18      2,168
                               -------      -------          -----        ------       ------       ------    -------

Net assets available
   for benefits              $ 163,662    $ 296,681       $  7,548      $ 23,126     $ 18,682     $ 24,353  $ 534,052
                              ========     ========        =======       =======      =======      =======   ========

The accompanying notes are an integral part of this statement.

CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
AS OF DECEMBER 31, 1992
(in thousands)

                                   Fixed        CSW         Asset       Capital        Growth and
                                  Income    Corporation   Allocation   Appreciation      Income          Loan
                                   Fund     Stock Fund      Fund          Fund            Fund           Fund      Total

Investments
Contracts with
   insurance companies          $ 54,888     $      -      $      -     $     -        $        -     $      -   $ 54,888
Common stock, 9,071
   shares for 1992 at
   market (cost of $149,786)           -      264,193             -           -                 -            -    264,193
Mutual funds and
   other investments             105,310            -         4,931      16,914            10,806            -    137,961
Fixed income temporary
   investments                     5,511        1,701            30          24                28            -      7,294
Loans to participants                  -            -             -           -                 -       20,866     20,866
                                 -------      -------        ------      ------           -------       ------    -------
                                 165,709      265,894         4,961      16,938            10,834       20,866    485,202
                                 -------      -------        ------      ------           -------       ------    -------
Current Assets
Accounts receivable
   Participants                      514          860            41         171               106            -      1,692
   Employer                          227          360            16          67                41            -        711
   Due from other funds                -            -            75          92               539            -        706
   Accrued interest                  464            1            18         396               194            -      1,073
                                 -------      -------        ------      ------           -------       ------    -------
                                   1,205        1,221           150         726               880            -      4,182
                                 -------      -------        ------      ------           -------       ------    -------
Total Assets                     166,914      267,115         5,111      17,664            11,714       20,866    489,384
                                 -------      -------        ------      ------           -------       ------    -------
Less Liabilities
Distributions payable                775          569             -          22                 2            -      1,368
Due to other funds                   119          549             -           -                 -           38        706
                                 -------      -------        ------      ------           -------       ------    -------
Total Liabilities                    894        1,118             -          22                 2           38      2,074
                                 -------      -------        ------      ------           -------       ------    -------
Net assets available
   for benefits                $ 166,020    $ 265,997      $  5,111    $ 17,642        $   11,712     $ 20,828  $ 487,310
                                 =======      =======        ======      ======           =======       ======    =======

The accompanying notes are an integral part of this statement.

CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1993
(in thousands)

                                   Fixed          CSW         Asset       Capital      Growth and
                                  Income      Corporation   Allocation  Appreciation      Income        Loan
                                   Fund        Stock Fund     Fund          Fund           Fund         Fund      Total

STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year      $ 166,020      $ 265,997     $  5,111    $ 17,642      $   11,712     $ 20,828   $ 487,310

Additions
  Contributions
      Participants                  6,204         12,425          520       2,351           1,535            -      23,035
      Employers                     2,695          5,090          209         875             563            -       9,432
Net earnings                       10,059         24,516          418         805           1,645        1,789      39,232
                                 --------        -------       ------      ------        --------       ------     -------
      Total additions              18,958         42,031        1,147       4,031           3,743        1,789      71,699
                                 --------        -------       ------      ------        --------       ------     -------
Transfers to/from loan fund, net   (1,420)        (1,025)          28         221              80        2,116           -
Transfers of participant balances (11,233)         4,783        1,439       1,637           3,374            -           -

Deductions
   Cash distributions               8,663         10,130          177         405             227          380      19,982
   Distribution of securities           -          4,975            -           -               -            -       4,975
                                 --------        -------       ------      ------        --------       ------     -------
      Total distributions           8,663         15,105          177         405             227          380      24,957
                                 --------        -------       ------      ------        --------       ------     -------
Balance, end of year            $ 163,662      $ 296,681     $  7,548    $ 23,126      $   18,682     $ 24,353   $ 534,052
                                 ========        =======       ======      ======        ========       ======     =======

STATEMENT OF EARNINGS

Dividends                       $       -       $ 15,120     $    346     $ 1,891      $      941     $      -    $ 18,298
Interest income                     7,623             98            2           5               5            2       7,735
Interest income on loans                -              -            -           -               -        1,787       1,787
Realized gain on common stock           -            337            -           -               -            -         337
Realized gain on sales of
  investments                       1,259              -           80           1               3            -       1,343
Current year unrealized
  appreciation/(depreciation)       1,177          8,961          (10)     (1,092)             696           -       9,732
                                  -------        -------       ------      ------         --------      ------     -------
Net earnings                     $ 10,059       $ 24,516     $    418     $   805       $    1,645    $  1,789    $ 39,232
                                  =======        =======       ======      ======         ========      ======     =======

The accompanying notes are an integral part of this statement.

CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1992
(in thousands)

                                   Fixed          CSW         Asset        Capital     Growth and
                                  Income      Corporation   Allocation   Appreciation    Income          Loan
                                   Fund       Stock Fund      Fund           Fund         Fund           Fund      Total

STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year      $ 184,165      $ 219,869     $ 3,795        $ 9,729    $    6,848      $ 15,131   $ 439,537
                                 --------       --------      ------         ------     ---------       -------    --------
Additions
  Contributions
      Participants                  7,431          9,847         482          2,127         1,288             -      21,175
      Employers                     3,225          4,175         199            820           510             -       8,929
Net earnings                       12,357         32,750         419          2,339         1,201         1,586      50,652
                                 --------       --------      ------         ------     ---------       -------    --------
      Total additions              23,013         46,772       1,100          5,286         2,999         1,586      80,756
                                 --------       --------      ------         ------     ---------       -------    --------
Transfers to/from loan fund, net   (2,891)        (1,898)          4            116            74         4,595           -
Transfers of participant balances (25,266)        19,939         413          2,899         2,015             -           -

Deductions
   Cash distributions              13,001          8,188         201            388           224           484      22,486
   Distribution of securities           -         10,497           -              -             -             -      10,497
                                 --------       --------      ------         ------     ---------       -------    --------
      Total distributions          13,001         18,685         201            388           224           484      32,983
                                 --------       --------      ------         ------     ---------       -------    --------
Balance, end of year            $ 166,020      $ 265,997    $  5,111       $ 17,642    $   11,712      $ 20,828   $ 487,310
                                 ========       ========      ======         ======     =========       =======    ========
STATEMENT OF EARNINGS
Dividends                        $      -       $ 13,380    $    256       $    711    $      554      $      -   $  14,901
Interest income                    12,493            132          30              6             4            10      12,675
Interest income on loans                -              -           -              -             -         1,576       1,576
Realized gain on common stock           -            247           -              -             -             -         247
Realized gain on sales of
  investments                         260              -          34              5             5             -         304
Current year unrealized
  appreciation/(depreciation)        (396)        18,991          99          1,617           638             -      20,949
                                 --------       --------      ------         ------     ---------       -------    --------
Net earnings                     $ 12,357       $ 32,750    $    419       $  2,339    $    1,201      $  1,586   $  50,652
                                 ========       ========      ======         ======     =========       =======    ========

The accompanying notes are an integral part of this statement.

CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1991
(in thousands)

                                   Fixed          CSW         Asset        Capital      Growth and
                                  Income      Corporation   Allocation   Appreciation    Income        Loan
                                   Fund       Stock Fund      Fund          Fund          Fund         Fund      Total
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year      $ 187,124     $ 181,177     $      -      $     -       $        -   $      -   $ 368,301
                                 --------      --------      -------       ------        ---------    -------    --------
Additions
  Contributions
      Participants                  9,409         6,182          463        1,445              974          -      18,473
      Employers                     4,211         2,728          204          556              410          -       8,109
Net earnings                       15,124        50,510          265        1,338              534          8      67,779
Loan repayments                         -             -            -            -                -        472         472
                                 --------      --------      -------       ------        ---------    -------    --------
       Total additions             28,744        59,420          932        3,339            1,918        480      94,833
                                 --------      --------      -------       ------        ---------    -------    --------
Transfers to/from loan fund, net   (7,394)       (6,686)        (214)        (244)            (195)    14,733           -
Transfers of participant balances (11,143)       (3,889)       3,115        6,692            5,225          -           -

Deductions
   Cash distributions              13,166         5,950           38           58              100         82      19,394
   Distribution of securities           -         4,203            -            -                -          -       4,203
                                 --------      --------      -------       ------        ---------    -------    --------
      Total distributions          13,166        10,153           38           58              100         82      23,597
                                 --------      --------      -------       ------        ---------    -------    --------
Balance, end of year            $ 184,165     $ 219,869     $  3,795      $ 9,729       $    6,848   $ 15,131   $ 439,537
                                 ========      ========      =======       ======        =========    =======    ========
STATEMENT OF EARNINGS
Dividends                       $       -     $  11,574     $     54      $   209       $      280   $      -   $  12,117
Interest income                    15,125           138           94            6                4          8      15,375
Realized gain on common stock           -           326            -            -                -          -         326
Realized gain on sales of
  investments                           -             -            -           12                -          -          12
Current year unrealized
  appreciation/(depreciation)          (1)       38,472          117        1,111              250          -      39,949
                                 --------      --------      -------       ------        ---------    -------    --------
Net earnings                    $  15,124     $  50,510     $    265      $ 1,338       $      534   $      8   $  67,779
                                 ========      ========      =======       ======        =========    =======    ========

Thes accompanying notes are an integral part of this statment.


                      CENTRAL AND SOUTH WEST CORPORATION
                                  THRIFT PLUS

                         NOTES TO FINANCIAL STATEMENTS


(1)                    DESCRIPTION OF THE PLAN

   The Central and South West Corporation (Corporation) Employees' Thrift Plan (Thrift Plan) was adopted by the Corporation effective December 22, 1959, and was renamed "Central and South West Corporation Thrift Plus" (Thrift Plus), effective January 1, 1991. The following Central and South West System companies are participating employers in Thrift Plus:

       Central Power and Light Company (CPL)
       Public Service Company of Oklahoma (PSO)
       Southwestern Electric Power Company (SWEPCO)
       West Texas Utilities Company (WTU)
       Transok, Inc. (TOK)
       Central and South West Services, Inc. (CSWS)
       CSW Energy
       CSW Development I


                                 Participation

    Any employee of the participating employers is eligible to become a voluntary participant once he has attained the age of 21 and has completed 12 months of service during which he has been employed at least 1,000 hours. At December 31, 1993 and 1992, there were 8,899 and 8,656 participants in Thrift Plus, respectively.

                                Administration

    The Thrift Plus is administered by the Corporation's plan administrator as directed by the Benefits Advisory Committee. The Benefits Advisory Committee consists of the Chairman, President and Chief Executive Officer; Executive Vice President, President and Chief Executive Officer, CSW Enterprises; Executive Vice President, President and Chief Executive Officer, CSW Electric; Senior Vice President and Chief Financial Officer; Senior Vice President and General Counsel; and the President and Chief Executive Officers of CPL, PSO, SWEPCO, WTU, TOK, and other persons the Chief Executive Officer of the Corporation may appoint. Thrift Plus assets are managed by the Investment Policy Committee and Investment Committee. The Investment Policy Committee is comprised of the Chairman, President and Chief Executive Officer; Executive Vice President, President and Chief Executive Officer, CSW Enterprises; Executive Vice President, President and Chief Executive Officer, CSW Electric; Senior Vice President and Chief Financial Officer; and Senior Vice President and General Counsel. The Investment Committee is comprised of the Senior Vice President and Chief Financial Officer; Treasurer; Controller; Corporate Secretary; Vice President of Corporate Services and Manager of Investments of the Corporation. No member of these Committees may receive any compensation for their services in that capacity.


                                Plan Amendments

    The Thrift Plan was amended effective January 1, 1991 (1991 Amendment) and was renamed Thrift Plus. The 1991 Amendment allows participants to make contributions on a before-tax basis or on an after-tax basis. The participants' maximum allowable contribution percentage was increased from 10% to 12% of their annual salary with no change in the employer's contribution. The 1991 Amendment also provided participants with three additional investment options and included a loan feature which allows participants to borrow against their account balances.

    Thrift Plus was amended November 11, 1991, to permit former employees of the Tex/Con Oil and Gas Company who became employees of TOK to participate in Thrift Plus and to clarify the descriptions of certain of the investment options.


    Thrift Plus was also amended on November 5, 1992, in order to obtain a favorable determination letter from the Internal Revenue Service (IRS). The amendment contains numerous technical language modifications, but no substantive plan administration or investment administration changes. The favorable determination letter was received from the IRS on August 17, 1992, subject to the above technical language modifications.

    An amendment was added to Thrift Plus on June 30, 1993, which prohibits nonresident aliens from being participants in Thrift Plus.


                  Participants' and Employers' Contributions

    Generally, eligible employees electing to participate in Thrift Plus may make contributions in 1% increments up to 12% (10% prior to January 1, 1991) of their salary. The employers contribute monthly an amount equal to 50% of the first 6% contribution made by each participating employee with less than 20 years of service and 75% of the first 6% contribution made by each participating employee with 20 years or more of service, subject to certain other limitations. No employer contributions are made with respect to participants' contributions in excess of 6%. Participants can elect to place their deposits and employer contributions in a Fixed Income Fund, CSW Corporation Stock Fund, Asset Allocation Fund, Growth and Income Fund, or Capital Appreciation Fund. All contributions are paid each month to the Trustee. The Tax Reform Act of 1986 restricts the amount that certain participants, which it deems highly compensated, may contribute to Thrift Plus.

    Forfeitures of the employers' contributions resulting from termination of participation in Thrift Plus without a fully-vested interest are used by the employers to reduce their future contributions. Forfeitures are reinstated if the participant is re-employed by the employer and returns to Thrift Plus within five years.

    Net contributions made by the employers and the participating employees to Thrift Plus for the years ended December 31, 1993, 1992 and 1991, were $32,467,000, $30,104,000, and $26,582,000, respectively.


                         Distributions and Withdrawals

    A participant's account shall be distributable at the option of the participant, to the participant or his designated beneficiary, upon termination of employment or death. In the event of termination of a participant's employment before he reaches age 55, other than by death, there shall be available to him for distribution (i) in the case of a participant who had made 36 monthly contributions under Thrift Plus or completed five years of service, whichever shall occur first, the entire balance of his account, whether attributable to his own or his employer's contributions; or
(ii) in the case of a participant who has not fulfilled these requirements, only the balance of his Thrift Plus account attributable to his own contributions and the earnings thereon.

    A participant may make withdrawals at any time from any remaining contributions previously made by him, but not exceeding the entire balance in his account. Employer contributions credited to a participating employee's account and the earnings thereon may not be withdrawn by or paid to the employee except upon termination as described above or unless the employee has attained the age of 59 1/2. For discussion of taxability of withdrawals from Thrift Plus, see Federal Income Taxes Note.


(2)                    SUMMARY OF ACCOUNTING POLICIES

                              Basis of Accounting

    The financial statements are prepared on the accrual basis of accounting and the investments of Thrift Plus are stated at market value as determined by quoted market prices. Amounts due from insurance companies under group annuity contracts are stated at values pursuant to the contracts.


                                Stock Purchases

    Shares of CSW Corporation stock for Thrift Plus are purchased in the open market, by private purchase from the Corporation, by matching purchases and sales directed by two or more Thrift Plus participants (or their beneficiaries) or otherwise, as the Trustee may determine. The Trustee, at its discretion, may time the execution of purchase orders for the purpose of limiting or spreading daily volume of purchases, as it shall deem in the best interest of the participants.

                                  Stock Split

     On November 21, 1991, the Board of Directors authorized a two-for-one split of the Corporation's common stock effected by means of a 100% stock dividend paid on March 6, 1992 to shareholders of record on February 10, 1992. All references to number of shares outstanding have been adjusted to reflect the stock split on a retroactive basis.

                                   Expenses

     All administrative expenses, including Trustee's fees and expenses, are paid by the participating employers. Brokerage fees and transfer taxes resulting from net sales of securities are charged to participant's accounts.

                             Federal Income Taxes

    The IRS issued a determination letter dated November 7, 1988, holding the Thrift Plan to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code). The Corporation applied for determination on December 27, 1991, to determine if the amended Thrift Plus remains qualified under the Code and the Employee Retirement Income Security Act of 1974, as amended (ERISA). A favorable determination letter was received from the IRS on August 17, 1992, subject to some technical language modifications. See
Note 1 regarding Plan Amendments. The qualification of Thrift Plus has the following consequences under applicable federal income tax laws: (a) the employers are entitled to deduct their contributions to Thrift Plus in computing their federal income taxes; (b) the income of the trust funds accumulated under Thrift Plus is exempt from federal income tax prior to distribution; (c) participating employees are not subject to tax on amounts contributed by them or the employers for the participant's benefit until such time as such amounts are distributed to them; and (d) upon distribution of a participant's account, the participant, or designated beneficiary, is taxed as provided in Section 402 of the Code.

                                     Other

   Certain reclassifications have been made to the Statement of Net Assets Available for Benefits to conform to the 1993 presentation.


(3)                    INVESTMENT OPTIONS

                               Fixed Income Fund

    Amounts allotted to this fund are invested in fixed income securities such as insurance contracts, guaranteed investment contract pools, temporary cash investments, and other fixed income securities which have been selected by the Investment Committee. Beginning in 1992, based on the Investment Policy adopted in 1991, a portion of the funds were invested in government obligations and repurchase agreements.

    Fixed income contracts amounting to approximately $23 million matured in 1993 and have been reinvested in various fixed income investments.

    At December 31, 1993, there were 6,176 employees participating, in varying portions, under this fund.



                          CSW Corporation Stock Fund

    This fund invests in CSW Corporation stock. CSW Corporation common stock held by the fund at December 31, 1993, was approximately 9,755,000 shares. At December 31, 1993, there were 7,659 participants, in varying portions, under this fund.

                           Capital Appreciation Fund

   This fund invests in mutual funds that have a goal of long-term growth with no emphasis on current income. The mutual funds purchase stocks of rapidly growing companies or companies with the potential for exceptional growth. At December 31, 1993, there were 2,492 participants, in varying portions, under this fund.

                            Growth and Income Fund

    This fund invests in mutual funds whose goal is both growth and current income. These mutual funds purchase stocks of growing companies as well as those whose share price has increased while paying steady dividends. At December 31, 1993, there were 1,971 participants, in varying portions, under this fund.

                             Asset Allocation Fund

    This fund invests in equity mutual funds and a fixed income corporate bond fund. The allocation between the equity mutual funds and fixed income corporate bond fund may be shifted from time to time based on the attractiveness of the stock market. At December 31, 1993, there were 955 participants, in varying portions, under this fund.

                                   Loan Fund

    This fund allows participants to borrow against their account balances. The maximum loan amount permitted is the lesser of (1) 50% of a participant's vested account balance or (2) $50,000. Each loan to a participant is evidenced by a written promissory note held by the employer.

    Loans to participants are taken from their contributions by an account hierarchy that has been established to provide the employee with the most beneficial tax treatment and are taken from the investment funds in proportion to the existing fund balances at the time of the request. Repayment terms vary from one to five years for general purpose loans and one to fifteen years for home loans. The interest rate for loans is set periodically by the Corporation and is fixed for the term of the loan. The average rate in 1993 was 7%. Payments of principal and interest are credited to each investment fund based on the employee's investment election at the time of repayment.

    If a participant terminates from Thrift Plus, any outstanding loan balance is subtracted from the available distribution.

(4)                    INVESTMENTS

    The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1993 and 1992, are as follows (in thousands):

                    1993:
                         GIC Contract #GR-15049                         $ 29,071
                         Central & South West Corporation Common Stock   295,102

                    1992:
                         GIC Contract #GR-15049                        $ 26,694
                         Central & South West Corporation Common Stock  264,193


   (5)  REALIZED AND UNREALIZED APPRECIATION/DEPRECIATION
       In accordance with Department of Labor regulations the method of calculating realized and unrealized appreciation/depreciation for financial reporting purposes is based on the value of the assets at the beginning of the plan year or at the time of purchase during the year (revalued cost).

Net Realized Gain on Disposition of Investments

       The following sets forth the realized gains of Thrift Plus investments for the years ended December 31, 1993, 1992 and 1991:

1993
(in thousands)

                   Fixed         CSW         Asset      Capital      Growth and
                   Income     Corporation  Allocation  Appreciation    Income
                    Fund      Stock Fund     Fund         Fund          Fund

Proceeds from
  disposition    $ 364,273    $   5,831    $   1,535   $       93    $       38

Revalued cost      363,014        5,494        1,455           92            35
                  --------     --------     --------    ---------     ---------
Net realized gain $  1,259    $     337    $      80   $        1    $        3
                  ========     ========     ========    =========     =========
1992
(in thousands)

                    Fixed         CSW         Asset      Capital     Growth and
                   Income     Corporation  Allocation  Appreciation    Income
                    Fund      Stock Fund      Fund        Fund          Fund

Proceeds from
   disposition   $ 647,570    $  10,497    $   1,683   $      110    $       82

Revalued cost      647,310       10,250        1,649          105            77
                  --------     --------     --------    ---------     ---------
Net realized gain $    260    $     247    $      34   $        5    $        5
                  ========     ========     ========    =========     =========
1991
(in thousands)

                     Fixed        CSW         Asset      Capital     Growth and
                    Income     Corporation  Allocation Appreciation    Income
                     Fund      Stock Fund     Fund        Fund          Fund

Proceeds from
  disposition        $   -      $  22,276    $    -      $      219    $     -

Revalued cost            -         21,950         -             207          -
                      ----       --------     -----       ---------     ------
Net realized gain    $   -      $     326    $    -      $       12    $     -
                      ====       ========     =====       =========     ======
Unrealized Appreciation (Depreciation) on Investments

       The following sets forth the fair market value, revalued cost and current year unrealized appreciation (depreciation) of Thrift Plus investments for the years ended December 31, 1993, 1992, and 1991:

1993
(in thousands)

                        Fixed      CSW         Asset       Capital   Growth and
                        Income  Corporation  Allocation  Appreciation  Income
                         Fund   Stock Fund     Fund          Fund       Fund

Fair market value at
December 31, 1993:   $ 163,241   $ 296,386   $   6,977   $   22,786  $   18,134

Revalued cost at
December 31, 1993:     162,064     287,425       6,987       23,878      17,438
                      --------    --------    --------    ---------   ---------
Current year
  unrealized
  appreciation/
  (depreciation)     $  1,177   $   8,961    $     (10)   $  (1,092) $      696
                      =======    ========     ========     ========   =========
1992
(in thousands)

                        Fixed        CSW         Asset      Capital   Growth and
                        Income   Corporation  Allocation  Appreciation  Income
                         Fund    Stock Fund      Fund        Fund        Fund

Fair market value at
December 31, 1992:   $ 165,709   $ 265,894    $   4,961   $   16,938 $   10,834

Revalued cost at
December 31, 1992:     166,105     246,903        4,862       15,321     10,196
                      --------    --------     --------    ---------  ---------
Current year
  unrealized
  appreciation/
  (depreciation)     $    (396)  $  18,991    $      99   $    1,617 $      638
                      ========    ========     ========    =========  =========
1991
(in thousands)

                        Fixed        CSW         Asset      Capital   Growth and
                        Income   Corporation  Allocation Appreciation   Income
                         Fund    Stock Fund       Fund        Fund       Fund

Fair market value at
December 31, 1991:   $ 190,403   $ 215,205    $   3,651   $    8,183 $    5,944

Revalued cost at
December 31, 1991:     190,404     176,733        3,534        7,072      5,694
                      --------    --------     --------    ---------  ---------
Current year
  unrealized
  appreciation/
 (depreciation)      $      (1)  $  38,472    $     117   $    1,111 $      250
                      ========    ========     ========    =========  =========


(6)                    RESTRUCTURING

    The Corporation announced an early retirement program as a part of the corporate restructuring efforts in order to streamline operations and control future costs. Employees who accepted this early retirement are eligible for distributions from their individual accounts. As a result of the restructuring, management is uncertain as to the future increase and timing of these possible distributions from the Plan. It is possible that the level of the future distributions could significantly increase which would result in the acceleration of the recognition of realized gains/(losses) from the sale of securities to satisfy these distributions.


(7)                    SUBSEQUENT EVENT

   At year end, the Corporation's Common Stock was trading at $30.25 per share. As of June 1, 1994, the value per share was $22.00. This decline has resulted in a decrease in the market value of the CSW Corporation Stock Fund of approximately $80 million based on the shares held by the Plan at year end.


CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS,  PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN: 51-0007707

     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              GUARANTEED INVESTMENT
              CONTRACT:
              TRAVELERS INSURANCE GROUP      GIC CONTRACT #GR-15049 RATE 9.04%
                                             MATURITY DATE 01/31/95-01/31/99               $  29,071    $  29,071

              TRAVELERS INSURANCE GROUP      GIC CONTRACT #GR-14910 RATE 9.50%                 5,245        5,245
                                             MATURITY DATE 7/01/94                          --------     --------

              TOTAL GUARANTEED INVESTMENT                                                  $  34,316    $  34,316
                CONTRACT:                                                                   --------     --------


              U.S. GOVERNMENT SECURITIES:

              FEDERAL HOME LOAN MTG CORP.    GTD MTG PARTN CTFS SER-199 CL-A DTD 2-5-92 REG
              MULTICLASS                     MATURITY DATE 11-15-97, RATE 8.500%           $     693    $     690


              FEDERAL HOME LOAN MTG CORP.    GTD MTG PARTN CTFS SER-1417 CL-B DTD 11-1-92 REG
              MULTICLASS                     MATURITY DATE 12-15-98, RATE 5.250%                 999        1,004

              FEDERAL HOME LOAN MTG CORP.    GTD MTG PARTN CTFS SER-1428 CL-C DTD 11-1-92 REG
              MULTICLASS                     MATURITY DATE 11-15-02, RATE 5.750%               1,001        1,014

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN: 51-0007707
     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              FEDERAL HOME LOAN MTG CORP.    GTD MTG PARTN CTFS SER-1639 CL-PA DTD 12-1-93
              MULTICLASS                     REG MATURITY DATE 03-15-00, RATE 5.750%       $   1,020    $   1,010

              FEDERAL HOME LOAN MTG CORP.    GROUP #17-0128 DTD 6-1-85 REG MATURITY DATE
              PTC CTF                        06-01-15, RATE 11.500%                              286          286

              FEDERAL HOME LOAN MTG CORP.    GROUP #54-6107 DTD 3-1-90 REG MATURITY DATE
              PTC CTF                        01-01-16, RATE 11.250%                              546          543

              F N M A GTD REMIC PASS THRU    TR-100 CL-E DTD 6-1-92 REG MATURITY DATE 01-
              CTF                            25-97, RATE 7.500%                                  917          911

              F N M A GTD REMIC PASS THRU    SER-92CL-D DTD 12-1-89 REG MATURITY DATE 04-
              CTF                            25-03, RATE 8.600%                                1,038        1,038

              FEDERAL NATL MTG ASSN GTD MTG  POOL #55535 DTD 10-1-87 REG MATURITY DATE 01-
              PASS THRU CTF                  01-01, RATE 11.500%.                                195          189

              FEDERAL NATL MTG ASSN GTD MTG  POOL #70617 DTD 9-1-90 REG MATURITY DATE 08-
              PASS THRU CTF                  01-20, RATE 11.000%                                 538          535

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN: 51-0007707
     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              FEDERAL NATL MTG ASSN GTD MTG  POOL #70809 DTD 4-1-91 REG MATURITY DATE 11-
              PASS THRU CTF                  01-19, RATE 11.500%                          $     304    $     309

              GOVT NATL MTG ASSN MODIFIED    POOL #40232 DTD 5-1-80 REG MATURITY DATE 04-
              PASS THRU                      15-10, RATE 12.500%                                 15           16

              GOVT NATL MTG ASSN MODIFIED    POOL #40476 DTD 4-1-80 REG MATURITY DATE 03-
              PASS THRU                      15-10, RATE 11.500%                                277          275

              GOVT NATL MTG ASSN MODIFIED    POOL #42985 DTD 10-1-80 REG MATURITY DATE 09-
              PASS THRU                      15-10, RATE 11.000%                                325          323

              GOVT NATL MTG ASSN MODIFIED    POOL #42988 DTD 9-1-80 REG MATURITY DATE 8-
              PASS THRU                      15-10, RATE 11.000%                                114          113

              GOVT NATL MTG ASSN MODIFIED    POOL #43491 DTD 1-1-81 REG MATURITY DATE 01-
              PASS THRU                      15-11, RATE 13.000%                                149          154

              GOVT NATL MTG ASSN MODIFIED    POOL #45233 DTD 2-1-81 REG MATURITY DATE 02-
              PASS THRU                      15-11, RATE 13.000%                                 48           49

              GOVT NATL MTG ASSN MODIFIED    POOL #46370 DTD 3-1-81 REG MATURITY DATE 03-
              PASS THRU                      15-11, RATE 13.000%                                 14           14

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN: 51-0007707
     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              GOVT NATL MTG ASSN MODIFIED    POOL #53774 DTD 3-1-82 REG MATURITY DATE 02-
              PASS THRU                      15-12, RATE 13.000%                          $      32    $      34

              GOVT NATL MTG ASSN MODIFIED    POOL #54505 DTD 11-1-82 REG MATURITY DATE 11-
              PASS THRU                      15-12, RATE 13.000%                                 14           15

              GOVT NATL MTG ASSN MODIFIED    POOL #57188 DTD 5-1-83 REG MATURITY DATE 05-
              PASS THRU                      15-13 RATE 11.500%                                 304          302

              GOVT NATL MTG ASSN MODIFIED    POOL #58631 DTD 4-1-83 REG MATURITY DATE 03-
              PASS THRU                      15-13, RATE 11.500%                                153          151

              GOVT NATL MTG ASSN MODIFIED    POOL #61340 DTD 2-1-83 REG MATURITY DATE 02-
              PASS THRU                      15-13, RATE 11.500%                                246          245

              GOVT NATL MTG ASSN MODIFIED    POOL #64555 DTD 9-1-83 REG MATURITY DATE 09-
              PASS THRU                      15-13, RATE 11.500%                                107          109

              GOVT NATL MTG ASSN MODIFIED    POOL #71263 DTD 7-1-83 REG MATURITY DATE 07-
              PASS THRU                      15-13, RATE 11.500%                                 47           48

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN: 51-0007707
     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              GOVT NATL MTG ASSN MODIFIED    POOL #104430 DTD 11-1-83 REG MATURITY DATE
              PASS THRU                      10-15-13, RATE 12.500%                       $     155    $     157

              GOVT NATL MTG ASSN MODIFIED    POOL #106501 DTD 12-1-83 REG MATURITY DATE
              PASS THRU                      12-15-13, RATE 12.500%                               3            3

              GOVT NATL MTG ASSN MODIFIED    POOL #106508 DTD 12-1-83 REG MATURITY DATE
              PASS THRU                      11-15-13, RATE 12.500%                              62           63

              GOVT NTAL MTG ASSN MODIFIED    POOL #106711 DTD 11-1-83 REG MATURITY DATE
              PASS THRU                      11-15-13, RATE 12.500%                             103          106

              GOVT NATL MTG ASSN MODIFIED    POOL #106824 DTD 5-1-84 REG MATURITY DATE 05-
              PASS THRU                      15-14, RATE 12.500%                                 25           25

              GOVT NATL MTG ASSN MODIFIED    POOL #106906 DTD 12-1-83 REG MATURITY DATE
              PASS THRU                      11-15-13, RATE 12.500%                              60           61

              GOVT NATL MTG ASSN MODIFIED    POOL #106928 DTD 5-1-84 REG MATURITY DATE 05-
              PASS THRU                      15-14, RATE 12.500%                                 11           11

              GOVT NATL MTG ASSN MODIFIED    POOL #107097 DTD 11-1-83 REG MATURITY DATE
              PASS THRU                      11-15-13, RATE 12.500%                             143          145

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN: 51-0007707

     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              GOVT NATL MTG ASSN MODIFIED    POOL #107271 DTD 6-1-84 REG MATURITY DATE 06-
              PASS THRU CTF                  15-14, RATE 12.500%                           $      47    $      48

              GOVT NATL MTG ASSN MODIFIED    POOL #107941 DTD 5-1-84 REG MATURITY DATE 05-
              PASS THRU CTF                  15-14, RATE 12.500%                                   6            6

              GOVT NATL MTG ASSN MODIFIED    POOL #109670 DTD 1-1-84 REG MATURITY DATE 11-
              PASS THRU CTF                  15-13, RATE 12.500%                                  69           70

              GOVT NATL MTG ASSN MODIFIED    POOL #110644 DTD 6-1-84 REG MATURITY DATE 06-
              PASS THRU CTF                  15-14, RATE 12.500%                                  31           31

              GOVT NATL MTG ASSN MODIFIED    POOL #111867 DTD 4-1-84 REG MATURITY DATE 03-
              PASS THRU                      15-14, RATE 12.500%                                   7            7

              GOVT NATL MTG ASSN MODIFIED    POOL #114614 DTD 4-1-84 REG MATURITY DATE 04-
              PASS THRU CTF                  15-14, RATE 12.500%                                  38           39

              GOVT NATL MTG ASSN MODIFIED    POOL # 121143 DTD 6-1-85 REG MATURITY DATE
              PASS THRU                      06-15-15, RATE 13.000%                              109          113

              GOVT NATL MTG ASSN MODIFIED    POOL #140158 DTD 9-1-85 REG MATURITY DATE 09-
              PASS THRU                      15-15, RATE 11.500%                                  82           83

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN: 51-0007707

     (a)                   (b)                                    (c)                         (d)          (e)
                                                                                              COST       CURRENT
  PARTY-IN                                                                                   VALUE        VALUE
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION

              GOVT NATL MTG ASSN MODIFIED    POOL #144095 DTD 11-1-85 REG MATURITY DATE
              PASS THRU                      11-15-15, RATE 11.500%                        $      28    $      29

              USA TREAS BILLS                DTD 2-11-93 MATURITY DATE 02-10-94                2,773        2,773

              USA TREAS NTS                  DTD 2-18-92 MATURITY DATE 2-15-95, RATE           4,057        4,074
                                             5.500%

              USA TREAS NTS                  DTD 3-2-92 REG MATURITY DATE 02-28-94, RATE       4,593        4,594
                                             5.375%

              USA TREAS NTS                  DTD 6-1-92 REG MATURITY DATE 05-31-97, RATE       1,063        1,063
                                             6.750%

              USA TREAS NTS                  DTD  8-31-92 MATURITY DATE 08-31-94, RATE         4,528        4,522
                                             4.250%

              USA TREAS NTS                  DTD 9-30-92 MATURITY DATE 09-30-94, RATE          4,013        4,014
                                             4.000%

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN: 51- 0007707
     (a)                   (b)                                    (c)                         (d)          (e)
                                                                                              COST       CURRENT
  PARTY-IN                                                                                   VALUE        VALUE
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION


              USA TREAS NTS                  DTD 11-2-92 MATURITY DATE 10-31-97, RATE      $   2,004    $   2,058
                                             5.750%

              USA TREAS NTS                  DTD 2-1-93 MATURITY DATE 1-31-98, RATE            2,275        2,301
                                             5.625%

              USA TREAS NTS                  DTD 6-30-93 MATURITY DATE 06-30-98, RATE          3,354        3,353
                                             5.125%

              USA TREAS NTS                  DTD 8-2-93 MATURITY DATE 7-31-95, RATE            9,120        9,124
                                             4.250%

              USA TREAS NTS                  DTD 8-31-93 MATURITY DATE 8-31-98, RATE             999          984
                                             4.750%

              USA TREAS NTS                  DTD 11-15-93 MATURITY DATE 11-15-96, RATE         2,988        2,988
                                             4.375%

              USA TREAS NTS                  DTD 11-30-93 MATURITY DATE 11-30-95, RATE           830          831
                                             4.250%

              USA TREAS NTS                  DTD 11-30-93 MATURITY DATE 11-30-98, RATE         2,499        2,492
                                             5.125%

              USA TREAS NTS SERIES D         DTD 11-15-86 MATURITY DATE 11-15-96, RATE           630          643
                                             7.250%
                                                                                            --------     --------
              TOTAL U.S. GOVERNMENT SECURITIES:                                            $  56,087    $  56,188
                                                                                            --------     --------

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN: 51-0007707
     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              COMMON/COLLECT TRUST FUNDS:
              AMERITRUST                     MAGIC FUND                                    $  22,616    $  24,457

              IDS                            TRUST COLLECTIVE INCOME FUND II                  22,949       22,955

              THE LASALLE NATIONAL TRUST     LASALLE INCOME PLUS FUND                         20,207       20,207
                                                                                            --------     --------
              TOTAL COMMON/COLLECT TRUST FUNDS:                                            $  65,772    $  67,619
                                                                                            --------     --------

              OTHER:
              ST OF ISREAL GOVT GTD NTS      CL 1-A DTD 3-24-93 REG MATURITY DATE 03-15-   $   3,005    $   2,976
                                             96, RATE 4.375%

      *       MELLON BANK                    EB TEMPORARY INVESTMENT FUND                      2,142        2,142
                                                                                            --------     --------
              TOTAL OTHER:                                                                 $   5,147    $   5,118
                                                                                            --------     --------

              TOTAL FIXED FUND INVESTMENTS:                                                $ 161,322    $ 163,241
                                                                                            ========     ========
THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1993, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

COLUMN (A) INDICATES (*) EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-
INTEREST.

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
CSW CORPORATION STOCK FUND
AS OF DECEMBER 31, 1993
(in thousands except share and par value amounts)
EIN:  51-0007707
     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              COMMON STOCK:
      *       CENTRAL & SOUTH WEST           9,755,442 SHARES COMMON STOCK, $3.50 PAR      $ 150,211    $ 295,102
              CORPORATION                    VALUE


      *       MELLON BANK                    EB TEMPORARY INVESTMENT FUND                      1,283        1,284
                                                                                            --------     --------
                                                                                    TOTAL  $ 151,494    $ 296,386
                                                                                            ========     ========



THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1993, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

COLUMN (A) INDICATES (*) EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-
INTEREST.

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
ASSET ALLOCATION FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN:  51-0007707

     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              INTEREST IN REGISTERED
              INVESTMENT COMPANIES:
              WANGER ASSET MANAGEMENT, L.P.  ACORN FUND #5600008899                        $     220    $     302

              VENTURE ADVISORS               NEW YORK VENTURE FUND #25-2119060982                894          943

              THE VANGUARD GROUP             VANGUARD S/T CORPORATE BOND FUND #9876566232      4,153        4,141

              AMERICAN FUNDS SERVICE         EUROPACIFIC GROWTH FUND #59078586                   693          746
              COMPANY

              AMERICAN FUNDS SERVICE         WASHINGTON MUTUAL FUND #58483115-01                 795          820
              COMPANY

      *       MELLON BANK                    EB TEMPORARY INVESTMENT FUND                         25           25
                                                                                            --------     --------
                                                                                    TOTAL  $   6,780    $   6,977
                                                                                            ========     ========


THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1993, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

COLUMN (A) INDICATES (*) EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-
INTEREST.

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
CAPITAL APPRECIATION FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN:  51-0007707

     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              INTERESTS IN REGISTERED
              INVESTMENT COMPANIES:
              THE JANUS FUND                 JANUS FUND #42-200208624-0                    $   6,985    $   7,474

              STEIN ROE & FARNHAM            STEINROE SPECIAL FUND #98170076-2                 7,067        8,195

              TWENTIETH CENTURY INVESTORS    TWENTIETH CENTURY GROWTH INVESTORS                7,022        7,039
                                             #50015630003

      *       MELLON BANK                    EB TEMPORARY INVESTMENT FUND                         78           78
                                                                                            --------     --------
                                                                                     TOTAL $  21,152    $  22,786
                                                                                            ========     ========




THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1993, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

COLUMN (A) INDICATES (*) EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-
INTEREST.

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
GROWTH AND INCOME FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN:  51-0007707

     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE

              INTERESTS IN REGISTERED
              INVESTMENT COMPANIES:
              AMERICAN FUNDS SERVICE         AMERICAN MUTUAL FUND #58338376-03             $   5,709    $   5,856
              COMPANY

              WADDELL & REED                 UNITED INCOME FUND #21281167-621                  5,238        6,143

              THE VANGUARD GROUP             WINDSOR II FUND #9846629536                       5,564        6,088

         *    MELLON BANK                    EB TEMPORARY INVESTMENT FUND                         47           47
                                                                                            --------     --------
                                                                                     TOTAL $  16,558    $  18,134
                                                                                            ========     ========


THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1993, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

COLUMN (A) INDICATES (*) EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-
INTEREST.

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
LOAN FUND
AS OF DECEMBER 31, 1993
(in thousands)
EIN:  51-0007707

     (a)                   (b)                                    (c)                         (d)          (e)
  PARTY-IN                                                                                    COST       CURRENT
  INTEREST          IDENTITY OF ISSUE                         DESCRIPTION                    VALUE        VALUE


      *       MELLON BANK                    EB TEMPORARY INVESTMENTS                             12           12


      *       CENTRAL AND SOUTH WEST
              CORPORATION                    LOANS TO PARTICIPANTS, INTEREST RATE ON
                                             OUTSTANDING
                                             LOANS RANGE FROM 7%-10%.                      $       0    $  24,342
                                                                                            --------     --------
                                                                                     TOTAL $      12    $  24,354
                                                                                            ========     ========


                                             TOTAL OF THRIFT PLUS ASSETS HELD
                                             FOR INVESTMENT PURPOSES:                      $ 357,318    $ 531,878
                                                                                            ========     ========

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1993, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

COLUMN (A) INDICATES (*) EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-
INTEREST.

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FIXED INCOME FUND
AS OF DECEMBER 31, 1993
EIN: 51-0007707

      (a)                   (b)                      (c)      (d)      (e)        (f)          (g)          (h)           (i)
                                                                                                       Current value
  Identity of        Description of asset                                       Expense                  of asset on
     party          (include interest rate         Purchase  Selling   Lease  incurred with    Cost      transaction    Net gain
   involved        and maturity in case of loan)     Price    Price    Rental  transaction   of asset       date        or (loss)

Provident Natl Bnk  Lehman & Provident Fed Cash
                    TOTAL 8 SALES                            $      1                       $ 26,017,233  $ 26,017,233
                    TOTAL 9 PURCHASES             $       1                                 $ 25,691,772  $ 25,691,772

Mellon Bank N A     E B Temporary Investment Fund
                    68 SALES                                 $      1                       $106,930,998  $106,930,998
                    277 PURCHASES                 $       1                                 $103,561,931  $103,561,931

North Carolina      NCNB Institutional Stable
Natl Bank           Capital Fund
                                                                                            $ 20,164,346  $ 21,799,173 $ 1,634,827

Party Unknown       NCNB Institutional Stable
                    Capital Fund                                                                   9,322         9,388          66

Party Unknown       NCNB Institutional Stable
                    Capital Fund                                                                  12,294        12,475         181

Party Unknown       NCNB Institutional Stable
                    Capital Fund                                                                  12,257        12,533         276

      (a)                   (b)                (c)      (d)      (e)        (f)           (g)         (h)           (i)
                                                                                                  Current value
  Identity of       Description of asset                                   Expense                 of asset on
     party       (include interest rate and  Purchase  Selling   Lease  incurred with    Cost      transaction    Net gain
    involved     maturity in case of a loan)   Price    Price    Rental  transaction   of asset        date       or (loss)

Party Unknown       NCNB Institutional Stable
                    Capital Fund                                                       21,765,300   22,467,170


                    5 SALES                                                          $ 41,963,519 $ 44,300,739

Prudential          Repo-007950AE1-$595,000   $   100                                $    492,000 $    492,000
Securities Inc      DTD 1-20-93 Advanta Credit
                    7.875 #AD921A 09-25-08
                    Obligor - Prudential
                    Securities Inc. Maturity
                    00/00/00 Rate 3.800%


Prudential          Repo-007950AE1-$595,000                100                            492,000      492,000
Securities Inc      DTD 1-20-93 Advanta Credit
                    7.85 #AD921A 09-25-08
                    Obligor Prudential
                    Securities Inc Maturity
                    00/00/00 Rate 3.800%

Prudential          Repo-141389AH1-               100                                  11,508,000   11,508,000
Securities Inc      $11,738,000 DTD 2-23-93
                    Capstead 3.487% Due
                    10-15-94 Obligor-
                    Prudential Securities Inc
                    Maturity 00/00/00 Rate 3.125%

Prudential          Repo-141389AH1-$11,738,000              100                        11,508,000   11,508,000
Securities Inc      DTD 2-23-93 Capstead 3.487%
                    Due 10-15-94 Obligor-
                    Prudential Securities Inc
                    Maturity 00/00/00 Rate 3.125%

      (a)                   (b)                (c)      (d)      (e)        (f)           (g)           (h)           (i)
                                                                                                   Current value
  Identity of     Description of asset                                      Expense                 of asset on
     party       (include interest rate and   Purchase  Selling   Lease  incurred with    Cost      transaction    Net gain
    involved     maturity in case of a loan)   Price     Price    Rental  transaction   of asset        date       or (loss)

Prudential       Federal Home Loan Mtg Corp   $         $    103            $        2 $ 1,013,906  $ 1,032,498 $    18,592
Securities Inc   Multiclass Gtd Mtg Partn
                 CTFS Ser-1212 CL-B Dtd 3-1-
                 92 Reg Maturity 05/15/13
                 Rate 6.150%

Prudential       Federal Home Loan Mtg Corp                  102                     2     811,500      819,873       8,373
Securities Inc   Multiclass Gtd Mtg Partn
                 CTFS Ser-1354 CL-PB Dtd 8-1-
                 92 Reg Maturity 08/15/06
                 Rate 5.750%

Prudential       Federal Home Loan Mtg Corp                  103                     2     757,383      772,029      14,646
Securities Inc   Multiclass Gtd Mtg Partn
                 CTFS Ser-1390 CL-B Dtd 10-1-
                 92 Reg Maturity 02/15/11
                 Rate 5.750%

Prudential       Repo-31358HGW1-$12,179,000      100                                    12,000,000   12,000,000
Securities Inc   Dtd 1-14-93 FNMA #91071C 8%
                 Due 7-25-21 Obligor-
                 Prudential Securities Inc
                 Maturity 00/00/00
                 Rate 3.15%

Prudential       Repo-31358HGW1-$12,179,000                  100                        12,000,000   12,000,000
Securities Inc   Dtd 1-14-93 FNMA #9107C 8%
                 Due 7-25-21 Obligor-
                 Prudential Securities Inc
                 Maturity 00/00/00
                 Rate 3.125%

      (a)                   (b)                (c)      (d)      (e)        (f)          (g)           (h)           (i)
                                                                                                  Current value
  Identity of     Description of asset                                     Expense                of asset on
     party       (include interest rate and  Purchaes  Selling   Lease  incurred with    Cost     transaction    Net gain
    involved     maturity in case of a loan   Price     Price    Rental  transaction   of asset        date      or (loss)

Prudential       Repo-339005AG1-$22,000     $     100                                $ 11,508,000  $ 11,508,000
                 Dtd 1-20-93 Fleet Mtg
                 FNMA 6.7% Pool #101A
                 1-15-16 Obligor Prudential
                 Securities Inc Maturity
                 Maturity 00/00/00
                 Rate 3.800%


Prudential       Repo-339005AG1-$22,000 Dtd                100                         11,508,000    11,508,000
Securities Inc   1-20-93 Fleet Mtg FNMA 6.7%
                 Pool #101A 1-15-16 Obligor
                 Prudential Securities Inc
                 Maturity 00/00/00
                 Rate 3.800%

Prudential       Repo-339005AG1-$22,935,000       100                                  12,000,000    12,000,000
Securities Inc   Dtd 1-19-93 Fleet Fin HM
                 Eqty Tr A1 90-1 6.7 011516
                 Obligor Prudential Securities
                 Inc Maturity 00/00/00
                 Rate 3.375%

Prudential       Repo-339005AG1-$22,935,000                100                         12,000,000    12,000,000
Securities Inc   Dtd 1-19-93 Fleet Fin HM
                 Eqty Tr A1 90-1 6.7 011516
                 Obligor Prudential Securities
                 Inc Maturity 00/00/00
                 Rate 3.375%

Prudential       Repo-441807AG1-$12,270,000       100                                  12,000,000    12,000,000
Securities Inc   Dtd 1-15-93 HFC #92-1A 3.687%
                 Due 12-15-97 Obligor-Prudential
                 Securities Inc Maturity 00/00/00
                 Rate 3.150%

      (a)                   (b)                (c)       (d)      (e)        (f)            (g)         (h)           (i)
                                                                                                   Current value
  Identity of     Description of asset                                      Expense                 of asset on
     party       (include interest rate and   Purchase  Selling   Lease   incurred with    Cost     transaction     Net gain
    involved     maturity in case of a loan)   Price     Price    Rental   transaction    of asset      date        or (loss)

Prudential       Repo-441807AG1-$12,270,000            $    100                       $ 12,000,000  $ 12,000,000
Securities Inc   Dtd 1-15-93 HFC #92-1A
                 3.687% Due 12-15-97 Obligor-
                 Prudential Securities Inc
                 Maturity 00/00/00
                 Rate 3.150%

                 TOTAL 9 SALES                                                        $ 62,090,789  $ 62,132,400
                 TOTAL 6 PURCHASES                                                    $ 59,508,000  $ 59,508,000


Lehman Govt      USA Treas NTS Dtd 12-31-91   $     101                                $ 2,026,094  $ 2,026,094
Securities       Maturity 12/31/93 Rate 5.000%

Lehman Govt      USA Treas NTS Dtd 12-31-91         101                                  7,038,280    7,038,280
Securities       Maturity 12/31/93 Rate 5.000%

Lehman Govt      USA Treas NTS Dtd 12-31-91         101                                    754,219      754,219
Securities       Maturity 12/31/93 Rate 5.000%

Lehman Govt      USA Treas NTS Dtd 2-18-92          102                                  6,109,688    6,109,688
Securities       Maturity 02/15/95 Rate 5.500%

Lehman Govt      USA Treas NTS Dtd 3-2-92           102                                  1,018,438    1,018,438
Securities       Reg Maturity 02/28/94 Rate 5.375%

Lehman Govt      USA Treas NTS Dtd 8-31-92          101                                  3,016,875    3,016,875
Securities       Maturity 08/31/94 Rate 4.250%

Lehman Govt      USA Treas NTS Dtd 8-31092          101                                  1,510,781    1,510,781
Securities       Maturity 08/31/94 Rate 4.250%

      (a)                   (b)                (c)      (d)      (e)        (f)           (g)          (h)           (i)
                                                                                                   Current value
  Identity of     Description of asset                                    Expense                  of asset on
     party       (include interest rate and  Purchase  Selling   Lease  incurred with     Cost     transaction    Net gain
    involved     maturity in case of a loan)   Price    Price    Rental  transaction     of asset      date       or (loss)


Lehman Govt      USA Treas NTS Dtd 9-30-92    $   100                                 $ 3,009,844  $ 3,009,844
Securities       Maturity 09/30/94 Rate 4.000%

Lehman Govt      USA Treas NTS Dtd 11-2-92        102                                     766,875      766,875
Securities       Maturity 10/31/97 Rate 5.750%

Lehman Govt      USA Treas NTS Dtd 2-1-93         101                                   1,514,062    1,514,062
Securities       Maturity 01/31/98 Rate 5.625%

Lehman Govt      USA Treas NTS Dtd 7-7-86         102                                   4,080,000    4,080,000
Securities       Maturity 07/15/93 Rate 7.250%

                 TOTAL 11 PURCHASES                                                   $30,845,156  $30,845,156

J P Morgan       Repo-01310QAD1-$3,162,000    $   100                                 $ 3,100,000  $ 3,100,000
Securities Inc   Dtd 1-27-93 Albertson 6.16.%
                 Due 5-19-95 Obligor-J P
                 Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.250%

J P Morgan       Repo-01310QAD1-$3,162,000                  100                         3,100,000    3,100,000
Securities Inc   Dtd 1-27-93 Albertson 6.16%
                 Due 5-19-95 Obligor-J P
                 Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.250%

J P Morgan       Repo-046003DK1-$7,700,000        100                                   8,143,000    8,143,000
Securities Inc   Dtd 1-14-93 Assoc Corp
                 Dtd 080190 8.875 080195
                 Obligor - J P Morgan
                 Securities Inc Maturity
                 00/00/00 Rate 3.230%

      (a)                   (b)                (c)       (d)      (e)         (f)          (g)          (h)           (i)
                                                                                                   Current value
  Identity of      Description of asset                                     Expense                  of asset on
     party       (include interest rate and  Purchase   Selling   Lease  incurred with     Cost      transaction   Net gain
    involved     maturity in case of a loan)   Price     Price    Rental   transaction    of asset      date       or (loss)

J P Morgan       Repo-046003DK1-$7,700,000             $    100                        $ 8,143,000   $ 8,143,000
Securities Inc   Dtd 1-14-93 Assoc Corp
                 Dtd 080190 8.875 080195
                 Obligor - J P Morgan
                 Securities Inc Maturity
                 00/00/00 Rate 3.230%

J P Morgan       Repo-046003DK1-$7,600,000       100                                     8,000,000     8,000,000
Securities       Dtd 1-26-93 Associates Corp
                 8.875% Due 8-1-95 Obligor-
                 J P Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.350%

J P Morgan       Repo-046003DK1-$7,600,000                  100                          8,000,000     8,000,000
Securities       Dtd 1-26-93 Associates Corp
                 8.875% Due 8-1-95 Obligor-
                 J P Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.350%

J P Morgan       Repo-072738AA1-$2,900,000       100                                     3,102,419     3,102,419
Securities       Dtd 3-9-93 Bay Lanksbk Dtd
                 121492 7.375 121402 Obligor-
                 J P Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.350%

J P Morgan       Repo-072738AA1-$2,900,000                  100                          3,102,419     3,102,419
Securities       Dtd 3-9-93 Bay Lanksbk
                 Dtd 121492 7.375 121402
                 Obligor - J P Morgan
                 Securities Inc Maturity
                 00/00/00 Rate 3.350%

      (a)                   (b)                (c)       (d)      (e)        (f)          (g)         (h)           (i)
                                                                                                 Current value
  Identity of     Description of asset                                      Expense                of asset on
     party       (include interest rate and  Purchase   Selling   Lease  incurred with    Cost     transaction    Net gain
    involved     maturity in case of a loan)   Price     Price    Rental  transaction   of asset      date        or (loss)

J P Morgan       Repo-12560HAW1-$2,965,000  $     100                                $ 2,904,637  $ 2,904,637
Securities       Dtd 2-10-93 CIT Group 3.4%
                 Due 2-3-94 Obligor-J P
                 Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.230%

J P Morgan       Repo-12560HAW1-$2,965,000                100                          2,904,637    2,904,637
Securities Inc   Dtd 2-10-93 CIT Group 3.4%
                 Due 2-3-94 Obligor - J P
                 Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.230%

J P Morgan       Repo-12560HAW1-$5,000,000        100                                  4,900,000    4,900,000
Securities Inc   Dtd 2-4-93 CIT Corp
                 Holdings 0% Due 2-3-94
                 Obligor - J P Morgan
                 Securities Inc
                 Maturity 00/00/00
                 Rate 3.425%

J P Morgan       Repo-12560HAW1-$5,000,000                100                          4,900,000    4,900,000
Securities Inc   Dtd 2-4-93 CIT Corp
                 Holdings 0% Due 2-3-94
                 Obligor - J P Morgan
                 Securities Inc
                 Maturity 00/00/00
                 Rate 3.425%

J P Morgan       Repo-191219AT1-$2,048,000        100                                  2,000,000    2,000,000
Securities Inc   Dtd 2-4-93 Coca Cola Ent 7%
                 Due 11-15-99 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.425%

      (a)                   (b)                (c)       (d)      (e)         (f)         (g)          (h)           (i)
                                                                                                  Current value
  Identity of     Description of asset                                      Expense                of asset on
     party       (include interest rate and  Purchase   Selling   Lease  incurred with    Cost     transaction    Net gain
    involved     maturity in case of a loan)   Price     Price    Rental  transaction   of asset       date       or (loss)

J P Morgan       Repo-191219AT1-$2,048,000             $    100                       $ 2,000,000  $ 2,000,000
Securities Inc   Dtd 2-4-93 Coca Cola Ent 7%
                 Due 11-15-99 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.425%

J P Morgan       Repo-24422ECA5-$3,129,000                  100                         3,152,348    3,152,348
Securities Inc   Dtd 12-8-92 Deere Capt
                 Dtd 032692 6.930 032795
                 Obligor - J P Morgan
                 Securities Inc
                 Maturity 00/00/00
                 Rate 3.350%

J P Morgan       Repo-263534BB1-$7,355,000       100                                    7,211,161    7,211,161
Securities Inc   Dtd 3-4-93 E I Dupont 7.5%
                 Due 3-31-33 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.370%

J P Morgan       Repo-263534BB1-$7,355,000                  100                         7,211,161    7,211,161
Securities Inc   Dtd 3-31-33 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.370%

J P Morgan       Repo-29878PAT1-$5,000,000                  100                         5,165,000    5,165,000
Securities Inc   Dtd 10-26-92 Euro Inv
                 BK 6.91% Due 12-31-96
                 Obligor - J P Morgan
                 Securities Inc
                 Maturity 00/00/00
                 Rate 3.420%

      (a)                   (b)                (c)        (d)       (e)        (f)          (g)          (h)           (i)
                                                                                                    Current value
  Identity of     Description of asset                                        Expense                 of asset on
     party       (include interest rate       Purchase   Selling   Lease   incurred with    Cost      transaction     Net gain
    involved     maturity in case of a loan)   Price      Price    Rental   transaction   of asset       date         or (loss)

J P Morgan       Repo-345397GP1-$3,092,000               $    100                       $ 2,837,675  $ 2,837,675
Securities Inc   Dtd 1204092 Ford Motor
                 Cr 6.375% Due 9-15-99
                 Obligor - J P Morgan
                 Securities Inc Maturity
                 00/00/00 Rate 3.300%

J P Morgan       Repo-369622CM1-$1,250,000       100                                      1,442,000    1,442,000
Securities Inc   Dtd 2-18-93 GE Capital
                 8.75% Due 5-21-07 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.350%

J P Morgan       Repo-369622CM1-$1,250,00                     100                         1,442,000    1,442,000
Securities Inc   Dtd 2-18-93 GE Capital 8.75%
                 Due 5-21-07 Obligor-J P Morgan
                 Securities Inc Maturity
                 00/00/00 Rate 3.350%

J P Morgan       Repo-37042MVB1-$905,000                      100                           903,674      903,674
Securities Inc   Dtd 10-26-92 GMAS 5.5%
                 Due 7-5-94 Obligor - J P
                 Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.420%

J P Morgan       Repo-37042LPB1-$7,152,000                    100                         7,248,453    7,248,453
Securities Inc   Dtd 12-22-92 GMAC 8.75%
                 Due 1-24-94 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.450%

      (a)                   (b)                 (c)       (d)       (e)         (f)          (g)         (h)           (i)
                                                                                                    Current value
  Identity of     Description of asset                                       Expense                 of asset on
     party       (include interest rate and   Purchase   Selling   Lease   incurred with    Cost     transaction     Net gain
    involved     maturity in case of a loan)   Price     Price    Rental    transaction   of asset      date         or (loss)

J P Morgan       Repo-37042LMG1-$1,000,000   $     100                                 $   980,000  $   980,000
Securities Inc   Dtd 1-12-93 GMAS 8.875%
                 Due 1-1-95 Obligor - J
                 P Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.321%

J P Morgan       Repo-37042LMG1-$1,000,000                   100                           980,000      980,000
Securities Inc   Dtd 1-12-93 GMAC 8.875%
                 Due 1-1-95 Obligor - J
                 P Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.321%

J P Morgan       Repo-37042MKT1-$1,283,000         100                                   1,280,000    1,280,000
Securities Inc   Dtd 1-15-93 GMAC 6.9% Due
                 4-1-94 Obligor - J P
                 Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.260%

J P Morgan       Repo-37042MKT1-$1,283,000                   100                         1,280,000    1,280,000
Securities Inc   Dtd 1-15-93 GMAC 6.9%
                 Due 4-1-94 Obligor - J
                 P Morgan Securities Inc
                 Maturity 00/00/00
                 Rate 3.260%

J P Morgan       Repo-37042MNW1-$7,629,000         100                                   7,816,041    7,816,041
Securities Inc   Dtd 2-22-93 GMAC 6%
                 Due 4-25-94 Obligor - J P
                 Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.300%

      (a)                   (b)                (c)       (d)       (e)        (f)           (g)         (h)           (i)
                                                                                                  Current value
  Identity of     Description of asset                                      Expense                of asset on
     party       (include interest rate and  Purchase   Selling   Lease   incurred with    Cost    transaction    Net gain
    involved     maturity in case of a loan)   Price     Price    Rental   transaction   of asset       date      or (loss)

J P Morgan       Repo-37042MNW1-$7,629,000             $    100                       $ 7,816,041  $ 7,816,041
Securities Inc   Dtd 2-22-93 GMAC 6%
                 Due 4-25-94 Obligor - J P
                 Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.300%

J P Morgan       Repo-37042MNW1-$5,080,000     100                                      5,211,161    5,211,161
Securities Inc   Dtd 2-24-93 GMAC 6.45%
                 Due 4-25-94 Obligor - J P
                 Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.220%


J P Morgan       Repo-37042MNW1-$5,080,000                  100                         5,211,161    5,211,161
Securities Inc   Dtd 2-24-93 GMAC 6.45%
                 Due 4-25-94 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.220%

J P Morgan       Repo-45974VBZ1-$2,000,000     100                                      1,961,000    1,961,000
Securities Inc   Dtd 1-12-93 Intl Lease
                 Finance Corp 5.5% 12-1-94
                 Obligor - J P Morgan
                 Securities Inc Maturity
                 00/00/00 Rate 3.320%

J P Morgan       Repo-45974VBZ1-$2,000,000                  100                         1,961,000    1,961,000
Securities Inc   Dtd 1-12-93 Intl Lease
                 Finance Corp 5.5% 12-1-94
                 Obligor - J P Morgan
                 Securities Inc Maturity
                 00/00/00 Rate 3.320%

      (a)                   (b)                (c)      (d)       (e)         (f)         (g)         (h)           (i)
                                                                                                  Current value
  Identity of     Description of asset                                      Expense                of asset on
     party       (include interest rate and  Purchase  Selling   Lease   incurred with    Cost     transaction   Net gain
    involved     maturity in case of a loan)   Price    Price    Rental    transaction   of asset    date        or (loss)

J P Morgan       Repo-616880AS1-$1,750,000   $     100                                 $ 1,720,000  $ 1,720,000
Securities Inc   Dtd 1-15-93 JPM&CO Dtd
                 011593 5.375 012195 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.260%

J P Morgan       Repo-616880AS1-$1,750,000                100                            1,720,000    1,720,000
Securities Inc   Dtd 1-15-93 JPM&CO Dtd
                 011593 5.375 012195 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.260%

J P Morgan       Repo-718154BZ1-$5,344,000        100                                    5,200,000    5,200,000
Securities Inc   Dtd 1-20-93 Philip Morris
                 Dtd 012093 7.250 011503
                 Obligor - J P Morgan
                 Securities Inc Maturity
                 00/00/00 Rate 3.950%

J P Morgan       Repo-0718154BZ1-$5,344,000               100                            5,200,000    5,200,000
Securities Inc   Dtd 1-20-93 Philip Morris
                 Dtd 012093 7.250 011503
                 Obligor - J P Morgan
                 Securities Inc
                 Maturity 00/00/00 Rate 3.950%

J P Morgan       Repo-814823DN1-$1,610,000        100                                    1,723,845    1,723,845
Securities Inc   Dtd 2-25-93 Sec Pacific Dtd
                 120191 7.750 120196 Obligor -
                 J P Morgan Securities Inc
                 Maturity 00/00/00 Rate 3.270%

      (a)                   (b)                (c)      (d)       (e)        (f)         (g)         (h)           (i)
                                                                                                 Current value
  Identity of     Description of asset                                     Expense                of asset on
     party       (include interest rate and  Purchase  Selling   Lease  incurred with    Cost     transaction   Net gain
    involved     maturity in case of a loan)   Price    Price    Rental  transaction   of asset       date      or (loss)

J P Morgan       Repo-814823DN1-$1,610,000            $    100                       $ 1,723,845  $ 1,723,845
Securities Inc   Dtd 2-25-93 Sec Pacific Dtd
                 120191 7.750% 120196 Obligor-
                 J P Morgan Securities Maturity
                 00/00/00 Rate 3.270%

J P Morgan       Repo-92976QAA7-$5,000,000       100                                   4,900,000    4,900,000
Securities Inc   Dtd 1-27-93 Wachovia Bank
                 Dtd 052192 6.000 051595
                 Obligor - J P Morgan
                 Securities Inc Maturity
                 00/00/00 Rate 3.250%

J P Morgan       Repo-92976QAA7-$5,000,000                 100                         4,900,000    4,900,000
Securities Inc   Dtd 1-27-93 Wachovia Bank
                 Dtd 052192 6.000 051595
                 Obligor - J P Morgan
                 Securities inc Maturity
                 00/00/00 Rate 3.250%

                 TOTAL 23 SALES                                                      $90,902,414  $90,902,414
                 TOTAL 18 PURCHASES                                                  $71,595,264  $71,595,264

CENTRAL AND SOUTH WEST CORPORATION
THRIFT PLUS, PLAN #002
ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
CSW  CORPORATION STOCK FUND
AS OF DECEMBER 31, 1993
EIN: 51-0007707
      (a)                        (b)              (c)       (d)      (e)       (f)          (g)        (h)           (i)
                                                                                                   Current value
  Identity of        Description of asset                                     Expense               of asset on
     party          (include interest rate and Purchase   Selling   Lease  incurred with    Cost    transaction   Net gain
    involved        maturity in case of a loan)  Price     Price    Rental  transaction   of asset     date       or (loss)

Interstate/Johnson  Central and South West Corp $     30                     $      465 $   275,811  $   275,811
Lane                Del Com

Interstate/Johnson  Central and South West Corp       31                            977     596,672      596,672
Lane                Del Com

Shearson Lehman     Central and South West Corp       33                          8,617   5,609,797    5,609,797
Brothers            Del Com

Capital             Central and South West Corp       33                            626     418,581      418,581
Institutional       Del Com
Services

Capital             Central and South West Corp       32                            804     507,229      507,229
Institutional       Del Com
Services

Capital             Central and South West Corp       31                          8,750   5,477,500    5,477,500
Institutional       Del Com
Services

Capital             Central and South West Corp       31                          3,317   2,071,174    2,071,174
Institutional       Del Com
Services

Capital             Central and South West Corp       33                          2,319   1,521,494    1,521,494
Institutional       Del Com
Services

Capital             Central and South West Corp       34                          2,750   1,847,725    1,847,725
Institutional       Del Com
Services

      (a)                     (b)              (c)       (d)      (e)       (f)          (g)        (h)           (i)
                                                                                                Current value
  Identity of     Description of asset                                     Expense               of asset on
     party       (include interest rate and  Purchase  Selling   Lease  incurred with    Cost    transaction   Net gain
    involved     maturity in case of a loan)   Price    Price    Rental  transaction   of asset     date       or (loss)

Capital          Central and South West Corp $      34                     $    2,265 $ 1,524,662  $ 1,524,662
Institutional    Del Com
Services

Capital          Central and South West Corp        34                          2,323   1,572,823    1,572,823
Institutional    Del Com
Services

Capital          Central and South West Corp        33                          1,064     695,291      695,291
Institutional    Del Com
Services

Capital          Central and South West Corp        30                          6,700   4,055,510    4,055,510
Institutional    Del Com
Services

Capital          Central and South West Corp        30                          2,079   1,267,611    1,267,611
Institutional    Del Com
Services
                 TOTAL 14 PURCHASES                                                   $27,441,880  $27,441,880


Mellon Bank N A  E B Temporary Investment Fund

                 TOTAL 26 SALES                        $      1                       $37,515,588  $37,515,588
                 TOTAL 80 PURCHASES          $       1                                $37,097,462  $37,097,462

                                   SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                            CENTRAL AND SOUTH WEST CORPORATION
                                                     THRIFT PLUS
                                                    (Name of Plan)





                                             By:  /s/  Wendy G. Hargus
                                                      Controller
                                             Central and South West Corporation





Date:   June 1, 1994



                               INDEX TO EXHIBIT




    EXHIBIT                                                    TRANSMISSION
    NUMBER                    DESCRIPTION                      METHOD

       1                      CONSENT OF INDEPENDENT           ELECTRONIC
                              PUBLIC ACCOUNTANT
                              (ARTHUR ANDERSEN & COMPANY:
                                    DALLAS, TEXAS)